Exhibit 99.8

CONSENT OF EXPERT

Reference is made to the Registration Statement on Form F-10 (File No. 333-283140) (the “Form F-10”) of Cameco Corporation filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended, and any amendments thereto.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

•

under the headings “Operations, projects and investments – Uranium – Tier-one operations – Cigar Lake” and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2025 dated February 12, 2026 for the Cigar Lake operation,

(collectively the “Technical Information”) in the Form F-10, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form F-10.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165 and 333-281406) for the Cameco Corporation Stock Option Plan and the Registration Statement on Form S-8 (File No. 333-196422) for the Cameco Corporation Employee Share Ownership Plan.

Sincerely,

/s/ Kirk Lamont
Name: Kirk Lamont, P. Eng.
Title: General Manager, Cigar Lake, Cameco Corporation

Date: February 12, 2026